INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)

FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYSIS

November 10, 2011

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the three months ended August 31, 2011 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of November 10, 2011 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three month period ended August 31, 2011 and the audited consolidated financial statements for the years ended May 31, 2011, 2010 and 2009. Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

Caution Regarding Forward Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of the Livengood project;

  the potential for the expansion of the estimated resources at Livengood;

  the potential for a production decision concerning, and any production at, the Livengood project;

  the completion of a Pre-feasibility Study for the Livengood project;

  the potential for higher grade mineralization to form the basis for a starter surface mine shell in any production scenario at Livengood;

  the potential overburden geometry of the Livengood deposit being amenable for a low cost surface mine that could support a high production rate and economies of scale;

  the potential for cost savings due to the high gravity gold concentration component of some of the Livengood mineralization;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration program at Livengood;

  the Company’s estimates of the quality and quantity of the resources at Livengood;

  the timing and cost of the planned future exploration programs at Livengood, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations;

  the use of the proceeds from the financing which closed November 10, 2010; and

  the ability of the Company to continue to refine the project economics for the Livengood project, including by increasing proposed production and shortening the proposed mine life.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its property, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its property successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of gold;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at Livengood;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with not only its ongoing exploration program at Livengood but also in connection with the completion of its pre-feasibility study and in connection with any feasibility study that may be commissioned;

  the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at Livengood;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Livengood;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at Livengood and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the continued development of and potential construction of any mine at the Livengood property not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company;

  the ability of the Company to predict how the net proceeds of the financing which closed on November 10, 2010 will be used; and

  the timetables for the completion of a pre-feasibility study at Livengood and for any feasibility study that may be commissioned.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. As a foreign private issuer preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company’s properties or the potential production from, or cost or economics of, any future mining of any of the Company’s mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent Annual Information Form, management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s Livengood project.

Current Business Activities

General

During the quarter ended August 31, 2011, and to the date of this MD&A, the Company advanced its Livengood Gold Project in Alaska with the continuation of activities in support of the Pre-feasibility Study (“PFS”). This included ongoing drill programs, the advancement of engineering and environmental studies, and the build-up of its team in Fairbanks, Alaska and Englewood, Colorado.

Highlights of activities during the quarter include:

  An updated NI 43-101 report and revised preliminary economic assessment directed at evaluating a 91,000 tonnes/day milling only concept for the project was completed and results released in August 2011.

  The PFS work proceeded with substantial progress in the metallurgical testing, process design and infrastructure site selections. The PFS is on schedule for completion in November 2011.

  The commencement of the 2011 summer drill program at the Livengood project. A total of nine drill rigs (seven diamond and two reverse circulating (RC)) are operating. The drill program is designed to:

1)	evaluate the shape and continuity of mineralization away from the Core and Sunshine zones using close-spaced (15 metres) RC drilling;

2)	confirm the continuity of mineralization and increase the confidence level of the resource in the Tower and Core zones with infill drilling to 50 metre spacing;

3)

confirm the correlation of grade in the center of the Sunshine Zone between core and RC drilling and the effect of drilling direction on the estimated grade of the block with close-spaced (37.5 metre), alternating core and RC drilling of a 150 x 150 x 150m block (Area 50);

4)	evaluate potential downhole contamination in a few areas of RC drilling with additional RC and core drilling;

5)	develop surface mine geotechnical and hydro-geologic data; and

6)	develop geotechnical data in areas identified as potential infrastructure sites.

Corporate Personnel

Mr. Tom S. Q. Yip was appointed as the Company’s new Chief Financial Officer, effective September 7, 2011. Mr. Yip succeeded Michael Kinley, CA, who will remain with the Company as a consultant through a transition period before leaving to pursue other opportunities. Mr. Yip has over 25 years of experience in all aspects of financial management including strategic planning, mergers and acquisitions, treasury and capital structure, reporting and risk management with both private and publicly traded resource companies.

Most recently, Mr. Yip served as the Chief Financial Officer for Silver Standard Resources Inc., a mining company with a substantial portfolio of silver properties in the Americas. Since 2007, he was a key member of the leadership team to transition from an exploration and development company to a producer. Prior to that, he served as the Chief Financial Officer for Asarco, LLC, a copper mining, smelting and refining company, from 2006 to 2007. He began his career in the mining industry with Echo Bay Mines Ltd., where he worked for 20 years holding various financial roles of increasing responsibility, including Principal Accounting Officer and then Chief Financial Officer, before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Mr. Harold A. “Hal” Galbraith was appointed as the Company’s new Mining Manager, effective September 7, 2011. Mr. Galbraith has over 28 years of experience in all aspects of mining operations, maintenance systems, technical services and industrial engineering support, holding positions with mining companies such as Rio Tinto, Kennecott, Glamis Marigold Mining Company and Drummond Ltd.

Most recently, Mr. Galbraith served as the Mine Manager for Asarco, LLC at the Mission Mine in Sahuarita, Arizona, where he was responsible for annual mine production of 56.4 million tonnes of material as well as maintenance of all rolling stock. Mr. Galbraith also specified and directed the acquisition of $190 million worth of equipment since 2007. Prior to that, he served as the Mine Superintendent for Glamis Marigold Mining Company where he oversaw the production of 48 million tonnes of material annually from 2005 to 2006. From 2001 to 2005, he held increasingly senior roles with Drummond Limited in South America, including Production Engineer, Senior Production Engineer and Assistant Superintendent of production at the LaLoma, Caesar and Colombia mines. From 1990 to 2001, he held multiple roles including Senior Projects Engineer as well as Short and Long Range Planning Engineer with Rio Tinto, Kennecott, Barneys Canyon Mining Company and Rawhide Mining Company. Mr. Galbraith has a Bachelor of Science degree in Mining Engineering from the Pennsylvania State University.

Livengood Project

Pre-feasibility Study

A PFS for the Livengood mineral resource is currently underway and scheduled to release results in November, 2011. The Livengood PFS will provide an update of the anticipated project configuration, and an overview of the geological, exploration, metallurgical test work, process plant and infrastructure engineering, and surface mine planning work that has been completed to date. The PFS will update and confirm the previously released updated PEA which was based on a surface mining operation supplying mineralized material to a processing plant with average throughput of 91,000 tonnes per day. The processing plant would produce gravity and flotation concentrates with gold recovered by Carbon-in-Leach processing of the concentrates.

The Company will continue its investigations and studies at Livengood with a projected FY 2011-2012 budget of US$ 68.1M ($67M CAD). The continuing PFS work accounts for approximately 75% of the expenditure, with the remaining 25% allocated to 2012 early season field work and technical studies to support feasibility engineering.

During the summer 2011 field program, completion of several studies to demonstrate grade continuity and confirm precision of modeling with increased drill density will provide important verification of the resource estimation.

Drill Results

The 2011 summer drill program at the Livengood Project, with a total of nine drill rigs operating, was focused on:

  deposit drilling including: (1) extending the shape and continuity of mineralization beyond the Core and Sunshine zones using close-spaced (15m) RC; (2) confirming the continuity of mineralization and increase the confidence level of the resource in the Tower and Core zones via infill drilling to 50m spacing; (3) evaluating the correlation of grade between core and RC drilling and the effect of drilling direction on the estimated grade of the block with close- spaced (37.5m), alternating core and RC drilling of a 150 x 150 x 150m block (Area 50) in the heart of the Sunshine Zone in two directions (north and northeast); (4) evaluating potential downhole contamination a few areas of RC drilling with additional RC and core drilling; and

  district drilling including: (5) developing surface mine geotechnical and hydro-geologic data; and (6) developing geotechnical data in areas identified as potential infrastructure sites.

Deposit Drilling

Core and Sunshine Crosses

Close-spaced (15 m) RC drilling on intersecting north-south and east-west sections in two locations marginal to higher grade mineralization, the Core and Sunshine Crosses (Figure 3), to evaluate the shape and continuity of mineralization away from the Core and Sunshine zones.

With assays for 32 of the 36 drill holes received, the grade and thickness of mineralization confirms previous drilling with continuity of mineralization in the Core Cross and above cutoff grade mineralizaton in the Sunshine Cross.

Infill Drilling

Infill drilling to 50 metre spacing in the Tower Zone and the Core Zone were completed to assess the continuity of mineralization and increase the confidence level of the resource in those areas.

Results for the six infill holes in the Tower Zone confirmed the 75m-spaced grid drilling (see grade thickness contours in Fig. 3). Hole MK-RC-0537 with a cumulative grade thickness of 225 gxm, appears to extend the thick zone of mineralization in BAF-7 to the west approximately 50m.

In the southern Core Zone, MK-RC-0522 provided well mineralized intervals; 76.20m at 1.56 g/t gold (272.80 to 349.00m) and 106.68m at 0.87 g/t gold (350.52 to the bottom of the hole at 457.2m) .

Area 50

All RC drilling (14 holes) is complete and assays have been received for all but one of the holes. Core drilling is complete for 14 of the 19 planned holes with final assays pending for all holes. The data from RC drilling north, RC drilling northeast, core north, and core northeast, will enable confirmation of block grade and tonnage.

Contamination

Three RC drill holes tested areas of potential RC downhole contamination; results of these holes confirmed prior RC drilling. In addition, MK-RC-0578 extends the well mineralized zone on the east side of Money Knob another 75m to the south (51.82m at 0.81 g/t gold from 114.30 to 166.12m; 67.05m at 0.68 g/t from 170.69 to 237.74 g/t; and 25.91m at 1.51 g/t from 291.08 to 316.99m) . Additional core drilling is planned to determine the extent of the mineralization.

Geophysical Program

As part of its assessment of district exploration potential, the Company carried out a district-wide IP/Resistivity geophysical program (lines shown in Figure 1 and Figure 2). Data acquisition is complete, evaluation and review of the data will be used to define district exploration targets in the remainder of the geophysical survey area.

District Drilling

The majority of the drilling conducted outside of the deposit (Figure 1 and Table 1) was directed at the geotechnical evaluation of potential infrastructure sites (condemnation drilling). There were a number of holes that showed mineralization: MK-10-97 (1.57m at 4.82 g/t gold) located over two kilometers southeast of the Money Knob deposit; MK-11-119 (1.68m at 5.72 g/t), MK-11-120 (1.22m at 5.00 g/t), and MK-123 (9.77m at 0.83 g/t) indicate an area of dike-related mineralization north and east of the Money Knob deposit; in addition, assay results for four additional holes in the area are pending.

Three exploration drill holes tested for possible expansion or satellite deposits to the southwest of Money Knob (Figure 1). MK-11-147 intersected 22.1m at 0.38 g/t gold (Table 1) and favorable volcanic stratigraphy, suggestive of possible additional resources in that area. Additional drilling will be completed in the vicinity.

          Figure 1: Location of geophysical survey lines, site evaluation geotechnical drill holes, and regional exploration holes.

          Figure 2: Cross section 428895E in the Core Zone looking west illustrating the relationship between geophysical resistivity highs (warmer colors) and alteration associated with gold mineralization (red on drill hole traces).

          Figure 3: Summer 2011 collar locations and cumulative grade thickness map for drilling within the Money Knob Deposit (for Table 1 area reference).

Table 1: Significant new intercepts*
*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste. Intervals are approximate true widths.

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)

MK-RC-0522	19.66	21.34	1.68	5.72	Core Zone Infill
	182.88	199.64	16.76	1.21
	207.26	237.74	30.48	1.17
	243.84	262.13	18.29	0.68
	272.80	349	76.20	1.56
includes	277.37	281.94	4.57	8.00
includes	291.08	306.32	15.24	1.83
includes	315.47	329.18	13.71	1.82
	350.52	457.2	106.68	0.87

MK-RC-0523	50.29	124.97	74.68	1.31	Area 50
Includes	79.25	91.44	12.19	3.11
	138.68	164.59	25.91	1.62
Includes	143.26	152.4	9.14	2.67

MK-RC-0524	225.55	231.65	6.10	0.58	Core Zone
	233.17	257.56	24.39	0.66
	316.99	330.71	13.72	0.40

MK-RC-0525	13.72	62.48	48.76	0.98	Area 50
	65.53	73.15	7.62	0.97
	79.25	140.21	60.96	1.04
	146.30	164.59	18.29	1.25

MK-RC-0526	30.48	41.15	10.67	0.97	Area 50
	50.29	60.96	10.67	0.58
	64.01	114.3	50.29	0.90
	120.40	164.59	44.19	0.81

MK-RC-0527	0.00	30.48	30.48	0.59	Area 50
	67.06	112.78	45.72	0.76
	114.30	164.59	50.29	0.75

MK-RC-0528	28.96	50.29	21.33	0.59	Sunshine Cross
	59.44	73.15	13.71	0.56
	89.92	103.63	13.71	0.65
	108.20	143.26	35.06	0.85

MK-RC-0529	33.53	42.67	9.14	0.69	Sunshine Cross

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)
	48.77	54.86	6.09	1.00
	59.44	99.06	39.62	0.78
	103.63	150.88	47.25	0.83

MK-RC-0530	64.01	114.3	50.29	1.07	Sunshine Cross
Includes	71.63	80.77	9.14	2.91
	137.16	152.4	15.24	0.39

MK-RC-0531	50.29	80.77	30.48	3.34	Sunshine Cross
Includes	67.06	71.63	4.57	17.27
	96.01	123.44	27.43	0.71

MK-RC-0532	35.05	88.39	53.34	0.68	Sunshine Cross
	105.16	118.87	13.71	0.86
	126.49	135.64	9.15	0.65

MK-RC-0533	7.62	19.81	12.19	0.69	Core Zone Infill
	92.96	103.63	10.67	1.62
	184.40	192.02	7.62	1.10
	196.60	216.41	19.81	1.11

MK-RC-0534	15.24	30.48	15.24	0.81	Tower Zone Infill
	265.18	284.99	19.81	0.51
	286.51	303.28	16.77	0.39

MK-RC-0535	64.01	71.63	7.62	0.71	Core Zone
	85.34	91.44	6.10	1.07
	106.68	118.87	12.19	1.45
	190.50	207.26	16.76	0.50
	217.93	233.17	15.24	0.80
	288.04	298.7	10.66	0.55

MK-RC-0536	120.40	129.54	9.14	0.70	Tower Zone Infill
	316.99	324.61	7.62	0.96
	333.76	349	15.24	0.40

MK-RC-0537	85.34	89.92	4.58	2.62	Tower Zone Infill
	92.96	121.92	28.96	0.80
	126.49	131.06	4.57	5.90
Includes	128.02	131.06	3.04	8.70
	135.64	143.26	7.62	0.98
	184.40	193.55	9.15	1.77
	248.41	259.08	10.67	1.87

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)
	271.27	291.08	19.81	0.55
	326.14	368.81	42.67	0.80
	373.38	377.95	4.57	2.85
	397.76	411.48	13.72	0.93

MK-RC-0538	59.44	64.01	4.57	2.99	Tower Zone Infill
	126.49	137.16	10.67	0.59
	150.88	169.16	18.28	0.64
	227.08	228.6	1.52	4.26
	233.17	237.74	4.57	0.61
	265.18	303.28	38.10	0.38
	304.80	321.56	16.76	0.47
	327.66	333.76	6.10	1.01

MK-RC-0539	21.34	22.86	1.52	7.55	Core Cross
	53.34	65.53	12.19	2.28
Includes	54.86	57.91	3.05	7.88
	129.54	137.16	7.62	0.80
	163.07	195.07	32.00	0.71
	211.84	225.55	13.71	0.41

MK-RC-540	135.64	149.35	13.71	1.59	Tower Zone Infill
	150.88	156.97	6.09	0.99
	164.59	182.88	18.29	1.67
Includes	166.12	170.69	4.57	4.58
	234.70	240.79	6.09	1.68

MK-RC-0541	123.44	150.88	27.44	1.69	Core Cross
	164.59	199.64	35.05	0.95
	204.22	228.6	24.38	0.82

MK-RC-0542	56.39	91.44	35.05	0.56	Core Cross
	103.63	121.92	18.29	1.16
	169.16	207.26	38.10	0.70

MK-RC-0543	1.52	32	30.48	0.46	Sunshine Cross
	36.58	121.92	85.34	0.71

MK-RC-0544	21.34	28.96	7.62	1.06	Core Cross
	89.92	100.58	10.66	0.86
	132.59	143.26	10.67	0.70
	161.54	198.12	36.58	0.75

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)
MK-RC-0545	74.68	83.82	9.14	2.51	Core Cross
	106.68	126.49	19.81	0.83
	137.16	149.35	12.19	0.54
	158.50	187.45	28.95	0.57
	192.02	195.07	3.05	1.76
	201.17	213.36	12.19	1.19

MK-RC-0546	68.58	117.35	48.77	0.48	Core Cross
	124.97	132.59	7.62	1.65
	144.78	181.36	36.58	0.54
	192.02	213.36	21.34	0.50
	222.50	228.6	6.10	1.93

MK-RC-0547	79.25	121.92	42.67	0.98	Sunshine Cross

MK-RC-0548	0.00	12.19	12.19	0.77	Sunshine Cross
	16.76	28.96	12.20	0.84
	44.20	59.44	15.24	0.78
	67.06	149.35	82.29	0.63

MK-RC-0549	0.00	3.05	3.05	3.63	Sunshine Cross
	10.67	62.48	51.81	1.00
	65.53	141.73	76.20	0.76

MK-RC-0550	28.96	35.05	6.09	1.21	Sunshine Cross
	86.87	121.92	35.05	0.78

MK-RC-0551	24.38	41.15	16.77	0.65	Sunshine Cross
	59.44	100.58	41.14	0.51
	131.06	147.83	16.77	0.36

MK-RC-0552	1.52	18.29	16.77	0.42	Sunshine Cross
	25.91	38.1	12.19	0.88
	47.24	57.91	10.67	0.52
	77.72	117.35	39.63	0.45

MK-RC-0555	67.06	79.25	12.19	0.48	Core Cross
	103.63	114.3	10.67	0.65
	173.74	201.17	27.43	0.62
	214.88	225.55	10.67	0.68

MK-RC-0556	35.05	39.62	4.57	1.93	Core Cross

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)
	62.48	83.82	21.34	0.73
	132.59	156.97	24.38	0.55
	181.36	201.17	19.81	0.81

MK-RC-0557	0.00	7.62	7.62	0.44	Area 50
	33.53	47.24	13.71	1.10
	54.86	92.96	38.10	0.78
	111.25	164.59	53.34	0.53

MK-RC-0559	9.14	19.81	10.67	0.86	Sunshine Cross
	42.67	67.06	24.39	0.58
	77.72	89.92	12.20	0.74
	94.49	106.68	12.19	0.52
	128.02	146.3	18.28	0.83

MK-RC-0560	4.57	32	27.43	0.48	Sunshine Cross
	44.20	53.34	9.14	0.88
	106.68	128.02	21.34	0.44

MK-RC-0561	19.81	32	12.19	0.64	Sunshine Cross
	41.15	51.82	10.67	0.53
	54.86	65.53	10.67	1.46
	67.06	86.87	19.81	1.09
	89.92	115.82	25.90	0.83
	134.11	141.73	7.62	0.73

MK-RC-0562	47.24	54.86	7.62	0.90	Core Cross
	64.01	73.15	9.14	0.67
	77.72	85.34	7.62	1.13
	120.40	143.26	22.86	0.49
	146.30	163.07	16.77	0.79
	178.31	201.17	22.86	0.77

MK-RC-0563	7.62	36.58	28.96	0.69	Sunshine Cross
	47.24	56.39	9.15	0.83
	74.68	80.77	6.09	0.44
	92.96	111.25	18.29	0.49
	115.82	129.54	13.72	0.63
	135.64	152.4	16.76	0.41

MK-RC-0564	32.00	41.15	9.15	0.79	Sunshine Cross
	70.10	83.82	13.72	0.77

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)
	85.34	97.54	12.20	0.48
	128.02	140.21	12.19	0.88
	150.88	155.45	4.57	1.24
	175.26	195.07	19.81	0.65
	196.60	222.5	25.90	0.49

MK-RC-0565	1.52	24.38	22.86	0.57	Area 50
	30.48	50.29	19.81	0.43
	54.86	68.58	13.72	0.69
	77.72	92.96	15.24	0.83
	103.63	152.4	48.77	0.71

MK-RC-0566	35.05	48.77	13.72	0.92	Core Cross
	100.58	114.3	13.72	0.39
	131.06	178.31	47.25	1.07
	185.93	195.07	9.14	0.68
	204.22	219.46	15.24	0.41

MK-RC-0567	50.29	53.34	3.05	1.79	Area 50
	74.68	79.25	4.57	1.29
	112.78	131.06	18.28	0.58
	153.92	164.59	10.67	1.30

MK-RC-0568	3.05	57.91	54.86	0.55	Area 50
	62.48	92.96	30.48	1.56
Includes	65.53	68.58	3.05	9.76
	99.06	129.54	30.48	1.10
	134.11	152.4	18.29	0.61

MK-RC-0569	1.52	10.67	9.15	0.79	Area 50
	89.92	92.96	3.04	2.09
	111.25	117.35	6.10	0.85
	121.92	164.59	42.67	0.99
Includes	144.78	164.59	19.81	1.56

MK-RC-0571	1.52	30.48	28.96	0.48	Area 50
	65.53	74.68	9.15	0.59
	89.92	100.58	10.66	0.41
	111.25	114.3	3.05	1.55
	143.26	152.4	9.14	1.37

MK-RC-0572	32.00	39.62	7.62	0.91	Core Cross

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)
	45.72	51.82	6.10	1.06
	64.01	82.3	18.29	1.51
Includes	68.58	76.2	7.62	2.95
	83.82	91.44	7.62	1.08
	94.49	131.06	36.57	1.12
	135.64	152.4	16.76	0.77
	172.21	188.98	16.77	0.47
	202.69	228.6	25.91	0.52

MK-RC-0575	56.39	68.58	12.19	0.81	Core Cross
	123.44	128.02	4.58	0.86
	134.11	179.83	45.72	0.82
	199.64	228.6	28.96	0.81

MK-RC-0576	79.25	92.96	13.71	0.79	Tower Zone Infill
	150.88	158.5	7.62	1.06
	318.52	329.18	10.66	0.49

MK-RC-0577	9.14	10.67	1.53	4.04	Core Cross
	18.29	35.05	16.76	0.61
	47.24	54.86	7.62	0.96
	76.20	82.3	6.10	0.71
	85.34	94.49	9.15	0.48
	102.11	105.16	3.05	1.95
	144.78	155.45	10.67	0.33
	160.02	164.59	4.57	0.87
	172.21	193.55	21.34	0.78
	199.64	228.6	28.96	0.97

MK-RC-0578	114.30	166.12	51.82	0.81	Sunshine Zone
	170.69	237.74	67.05	0.68
	242.32	262.13	19.81	0.54
	266.70	268.22	1.52	3.36
	281.94	284.99	3.05	2.07
	291.08	316.99	25.91	1.51
Includes	313.94	316.99	3.05	7.53
	332.23	341.38	9.15	1.70

MK-RC-0579	4.57	50.29	45.72	0.67	Area 50

MK-RC-0580	1.52	3.05	1.53	23.27	Area 50
	18.29	19.81	1.52	23.26
	25.91	50.29	24.38	1.33

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)
Includes	33.53	39.62	6.09	3.18
	74.68	76.2	1.52	14.20
	80.77	82.3	1.53	9.18
	114.30	126.49	12.19	0.43
	134.11	135.64	1.53	6.61
	138.68	155.45	16.77	0.48

MK-RC-0581	10.67	67.06	56.39	0.58	Sunshine Cross
	76.20	117.35	41.15	0.77
	135.64	152.4	16.76	0.54

MK-RC-0582	30.48	54.86	24.38	1.14	Sunshine Cross
Includes	30.48	38.1	7.62	2.66
	97.54	129.54	32.00	0.51

MK-RC-0583	64.01	80.77	16.76	0.86	Area 50
	108.20	115.82	7.62	4.19
Includes	111.25	114.3	3.05	10.08
	120.40	135.64	15.24	0.36
	152.40	164.59	12.19	0.99

MK-RC-0584	4.57	16.76	12.19	0.84	Area 50
	82.30	94.49	12.19	1.71
	144.78	152.4	7.62	0.90

MK-10-93	24.40	28.19	3.79	1.45	Geotech/Condemnation

MK-10-94	geotechnical/condemnation hole, no significant intercepts

MK-10-95	geotechnical/condemnation hole, no significant intercepts

MK-10-96	geotechnical/condemnation hole, no significant intercepts

MK-10-97	12.19	13.72	1.53	4.82	Geotech/Condemnation

MK-10-98	geotechnical/condemnation hole, no significant intercepts

MK-10-99	geotechnical/condemnation hole, no significant intercepts

MK-10-100	geotechnical/condemnation hole, no significant intercepts

MK-10-101	geotechnical/condemnation hole, no significant intercepts

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)
MK-10-102	geotechnical/condemnation hole, no significant intercepts

MK-10-106	geotechnical/condemnation hole, no significant intercepts

MK-11-107	geotechnical/condemnation hole, no significant intercepts

MK-11-109	geotechnical/condemnation hole, no significant intercepts

MK-11-111	geotechnical/condemnation hole, no significant intercepts

MK-11-112	geotechnical/condemnation hole, no significant intercepts

MK-11-113	geotechnical/condemnation hole, no significant intercepts

MK-11-115	geotechnical/condemnation hole, no significant intercepts

MK-11-117	geotechnical/condemnation hole, no significant intercepts

MK-11-118	geotechnical/condemnation hole, no significant intercepts

MK-11-119	19.66	21.34	1.68	5.72	Geotech/Condemnation

MK-11-120	7.92	9.14	1.22	5.00	Geotech/Condemnation

MK-11-122	geotechnical/condemnation hole, no significant intercepts

MK-11-123	25.74	35.51	9.77	0.83	Geotech/Condemnation

MK-11-125	geotechnical/condemnation hole, no significant intercepts

MK-11-126	geotechnical/condemnation hole, no significant intercepts

MK-11-127	geotechnical/condemnation hole, no significant intercepts

MK-11-128	geotechnical/condemnation hole, no significant intercepts

MK-11-129	lost hole, no significant intercepts				SW Exploration

MK-11-130	geotechnical hole, no significant intercepts

MK-11-131	geotechnical hole, no significant intercepts

MK-11-132	no significant intercepts				SW Exploration

Hole ID	From	To	Length	Gold	Area and Comments
	(metres)	(metres)	(metres)	(g/t)

MK-11-135	no significant intercepts				SW Exploration

MK-11-139	geotechnical hole, no significant intercepts

MK-11-147	261.80	263.35	1.55	3.21	SW Exploration
	306.20	328.27	22.07	0.38

MK-11-155	geotechnical hole, no significant intercepts

Use of Financing Proceeds

The Company closed a bought deal short form prospectus and a private placement financing on November 10, 2010. The Company intends to use the net proceeds from the two financings for continued work on its Livengood Gold project in Alaska and for general working capital purposes. The “Use of Proceeds” plan contained in the Company’s short form prospectus dated November 5, 2010, projected total Livengood project expenditures dating from September 1, 2010 (beginning of Q2 for the Fiscal Year ending May 31, 2011) to May 31, 2014. The use of proceeds plan totalled $136,575,000 for the period ending May 31, 2014. Table 2 shows the expenditures to August 31, 2011 compared with the intended use of proceeds.

Table 2

				Variance
	Total Budget	Total Plan	Actual*	(Plan – Actual
	Year ended May	(Years Ended	Sept 1, 2010	through
Project Cost	2011 to Year	May 31, 2011	thru August	August 31,
Center	ended May 2014	and 2012)	31, 2011	2011)
Project administration	$31,101,700	$13,813,500	$3,932,437	$9,881,063
Geological and field operations	67,136,000	37,748,800	38,353,732	(604,932)
Metallurgical studies	6,883,400	5,369,500	2,515,245	2,854,255
Infrastructure and engineering	8,887,400	4,721,900	5,011,764	(289,864)
Environmental and community engagement	14,431,300	5,352,100	3,536,170	1,815,931
Mining studies	2,415,400	1,094,200	415,588	678,612
Project integration	1,882,300	600,000	178,831	421,169

Subtotal	132,737,500	68,700,000	53,943,767	14,756,233

Offering costs	3,837,500	-	502,208	(502,208)

Total	$136,575,000	$68,700,000	$54,445,975	$14,254,025

*Unaudited Livengood Project Reporting

Table 2 shows a variance of approximately $14.3M from the $68.7M for the total plan period ending May 31, 2012 or nominally 21% below plan.

The activities planned for the total plan period are on schedule and the completion of the PFS is expected in November 2011 as planned. Project administration expenditures are below the plan rate but are adequate for the needs of the project; during the period of reported results the Company has added several key employees in both the Alaska and corporate offices. Geological and field operations have been accelerated to support detailed evaluation and increased confidence in the resource. Metallurgical studies were nominally below plan and have advanced as necessary to support the PFS. Field programs in support of infrastructure geotechnical investigations have been expanded and accelerated, helicopter supported drills were increased from two to six working outside the resource area during the June 1 to August 31, 2011 period. The acceleration has added confidence in the infrastructure characterization, which is a critical path item in the PFS. Engineering expenditures were nominally on plan. Environmental and community engagement is on schedule, but has required less expenditure than planned. Expenditure for mining studies was nominally on plan for the period ending August 31, 2011. Project integration is below plan, as the technical components of the PFS were just beginning to be compiled near the end of the period. Offering costs were higher than expected due to the length of time in filing the short form prospectus incurred in the quarter ended February 2011.

Qualified Person and Quality Control/Quality Assurance

During the quarter, development work at the Livengood Project was directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744). He is a graduate geological engineer with an MS degree in mining engineering. He is a Registered Member of the Society for Mining, Metallurgy and Exploration. Mr. Brechtel has supervised the preparation of some of the technical and economic information that forms the basis for this MD&A and has approved the disclosure herein. Mr. Brechtel was not independent of ITH, as he was the President and COO until October 24, 2011, and holds incentive stock options.

The geologic work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Company who is a qualified person as defined by National Instrument 43-101. Mr. Puchner is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Livengood property interests (which is an advanced stage exploration project, but with no known reserves), the following risk factors, among others, will apply:

          Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

          While the Livengood project has estimated measured, inferred and indicated resources identified, there are no known reserves on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

          Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

          Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays in obtaining, or a failure to obtain, any such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

          Acquisition of Mineral Claims under Agreements: The agreements pursuant to which the Company has the right to acquire interests in a number of its properties at Livengood provide that the Company must make a series of cash payments over certain time periods and/or expend certain minimum amounts on the exploration of the properties. Failure by the Company to make such payments or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

          Proposed Amendments to the United States General Mining Law of 1872: In recent years, the United States Congress has considered a number of proposed amendments to the U.S. General Mining Law of 1872 (“Mining Law”). If adopted, such legislation, among other things, could impose royalties on mineral production from unpatented mining claims located on United States federal lands (which includes certain of the mining claims at Livengood), result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse effect on the Company’s cash flow, results of operations and financial condition.

          Uncertainties Relating to Unpatented Mining Claims: Some of the mining claims at the Livengood property are federal or Alaska State unpatented mining claims. There is a risk that a portion of such unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the applicable US federal and Alaska state mining laws. Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the Mining Law. Unpatented mining claims are always subject to possible challenges of third parties or contests by the United States federal or Alaska State governments. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers. The Company has not obtained full title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

          Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

          No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

          Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

          Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

          Recent market events and conditions: From 2007 into 2011, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slowdown in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

          While these conditions appear to have improved slightly in 2011, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

          General economic conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

          Insufficient Financial Resources: The Company does not presently have sufficient financial resources to undertake by itself the preparation of a feasibility study and, if a production decision is made, the construction of a mine at Livengood. The completion of a feasibility study, and any construction of a mine at Livengood following the making of a production decision, will therefore depend upon the Company’s ability to obtain financing through the sale of its equity securities, a possible joint venturing of the project or the securing of significant debt financing. There is no assurance that the Company will be successful in obtaining the required financing to complete a feasibility study or construct and operate a mine at Livengood (should a production decision be made). Failure to raise the required funds could result in the interest of the Company in the Livengood project being significantly diluted or lost altogether or the Company being unable to complete a feasibility study or construct a mine at Livengood (following any production decision that may be made).

          Financing Risks: The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of the Livengood project or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Livengood with the possible loss of its interest in such property.

          Dilution to the Company’s existing shareholders: The Company may require additional equity financing be raised in the future. The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan. Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

          Increased costs: Management anticipates that costs at the Company’s projects will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on the Company’s profitability.

          Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

          Currency Fluctuations: The Company maintains its accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

          Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

          Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

          Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

          Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

          Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places the Livengood project into production.

          Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates included in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in this MD&A should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

          Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

          Enforcement of Civil Liabilities: As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

          Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

          ITH may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that ITH believes that it has been in prior years, and expects it will be in the current year, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If ITH is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

          Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to ITH generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of ITH’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by ITH. U.S. taxpayers should be aware, however, that there can be no assurance that ITH will satisfy record keeping requirements under the QEF rules or that ITH will supply U.S. taxpayers with required information under the QEF rules, in event that ITH is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if ITH is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which ITH is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Selected Financial Information

Selected Annual Information

The Company’s unaudited condensed consolidated financial statements for the first quarter ended August 31, 2011 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. The following selected financial information is taken from the Company’s audited consolidated financial statements for the years ended May 31, 2011, 2010 and 2009 and should be read in conjunction with those statements. Selected annual financial information appears below.

	May 31, 2011	May 31, 2010	May 31, 2009
	$	$	$
	(annual)	(annual)	(annual)
Description	IFRS	Canadian GAAP	Canadian GAAP
Operations:
Interest Income	$675,146	$116,936	$126,402
Consulting fees (including stock-based compensation)	1,570,146	3,722,579	1,236,468
Property investigation	2,557	395	85,739
Wages and benefits (including stock- based compensation)	5,505,589	5,878,461	2,167,850
Investor relations (including stock-based compensation)	1,239,208	1,117,835	518,419
Foreign exchange gain (loss)	91,552	(76)	127,283

Loss from continuing operations	(9,557,685)	(14,264,957)	(6,427,244)
Loss from discontinued operations	(934,157)	(3,603,369)	(3,346,679)
Net and comprehensive loss	(10,491,842)	(17,868,326)	(9,773,923)

Basic and fully diluted loss per share from continuing operations	(0.12)	(0.24)	(0.14)
Basic and fully diluted loss per share from discontinued operations	$(0.01)	$(0.06)	$(0.07)
Balance sheet:
Cash	$111,165,126	$43,460,324	$32,489,341
Total Current Assets	112,391,851	44,218,447	32,845,989
Mineral Properties – continuing operations	71,103,123	41,849,485	22,363,153
Mineral Properties – discontinued operations	-	12,245,690	11,054,413
Long term financial liabilities	-	-	-
Cash dividends	$-	$-	$-

First Quarter Ended August 31, 2011

The Company ended the first quarter with $94,408,327 of cash and cash equivalents. The Company spent $14,616,215 in exploration costs of continuing operations, used $2,651,991 in operating activities of continuing operations, and raised $229,950 through the issuance of common shares, net of costs. Share-based payment charges of $5,777,367 from continuing operations in the three months period ended August 31, 2011 was due to the granting of options and recognizing the expense associated with the vesting of certain stock options granted in the quarter and the prior periods to employees and consultants.

Comparison to Selected Prior Quarterly Periods

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited condensed interim consolidated financial statements of the Company. The information relates to the Company’s continuing operations.

	2011	2010
Three months ended August 31	(IFRS)	(IFRS)

Interest Income	$320,563	$60,537
Share-based payment charges	5,777,367	3,063,947
Net loss from continuing operations	(8,364,241)	(4,094,290)
Basic and diluted loss per common share from continuing operations	$(0.09)	$(0.06)

	August 31,	May 31,
	2011	2011
As at	(IFRS)	(IFRS)

Working capital from continuing operations	$89,084,948	$108,354,423
Total assets from continuing operations	$187,060,117	$183,638,545
Total liabilities from continuing operations	$6,647,743	$4,037,428
Share capital	$215,865,086	$215,544,180

Three Months ended August 31, 2011 Compared to Three Months ended August 31, 2010

For the three months ended August 31, 2011, the Company had a loss from continuing operations of $8,364,241, as compared to loss of $4,094,290 in the prior period. The increased loss of $4,269,951 in the current period was due to a combination of factors discussed below.

General and administrative (operating) expenses for the period totalled $8,841,189 compared to $3,971,590 in 2010. These figures combine the Company’s continued and discontinued operations as overall expense categories and are best understood on a combined basis for the comparative quarter due to the timing of the Arrangement transaction late in the first quarter on August 25, 2010. As discussed above, operating costs were allocated to Corvus on the basis of the ratio of Spin-out Properties book values to the book values of all properties during the quarter and up to the date of the Arrangement transaction. For the quarter ended August 31, 2010, 19.8% of eligible costs from June 1 to the date of the Arrangement were allocated to Corvus.

		Allocated to
2010 (IFRS)	Combined	Corvus	Net to ITH

Administration	$9,621	$(1,780)	$7,841
Charitable donations	27,347	(5,413)	21,934
Consulting fees	1,347,868	(265,721)	1,082,147
Depreciation	6,406	-	6,406
Insurance	56,309	(10,099)	46,210
Investor relations	640,058	(130,737)	509,321
Office and miscellaneous	44,962	(7,214)	37,748
Professional fees	206,556	(40,741)	165,815
Property investigation	1,098	(291)	807
Regulatory	20,625	(3,816)	16,809
Rent	29,410	(5,302)	24,108
Telephone	13,590	(2,418)	11,172
Travel	31,593	(5,625)	25,968
Wages and benefits	2,490,622	(475,318)	2,015,304

Subtotal	(4,926,065)	954,475	(3,971,590)
Foreign exchange loss (gain)	109,675	(20,318)	89,357
Interest income	60,537	-	60,537
Income from mineral property earn-in	51,980	-	51,980
Spin-out (cost) recovery	(452,574)	-	(452,574)
Unrealized gain on held for trading investment	128,000	-	128,000

	$(5,028,447)	$934,157	$(4,094,290)

During the quarter ended August 31, 2011, some expense categories increased significantly when compared with the prior period.

Consulting fees increased to $1,645,426 (2010 - $1,082,147) mainly due to share-based payment charges of $1,461,677 during the current period compared to $1,010,894 in the prior period. The increase of $112,496 is mainly due approximately $92,000 in consulting fees paid to a recruiting firm and $35,000 paid to the former CFO as severance in the current period compared to the prior period.

Investor relations expenses decreased to $146,012 (2010 - $509,321) due to share-based payment charges of $43,758 during the current period compared to $312,647 in the prior period. The additional decrease of $94,420 was due to a combination of a decrease in the number and amount of mail-outs, printing and reproduction as the Company already made the increased effort in fully informing the investment community during the Arrangement process in the prior period.

Professional fees increased to $283,011 (2010 - $165,815) the increase of $117,196 was due to additional personnel hired to perform professional services such as legal and accounting during the current period.

Wages and benefits increased to $6,420,625 (2010 – $2,015,304) as a result of share-based payment charges of $4,260,263 during the current period compared to $1,667,455 in the prior period. The increase of $1,812,513 was due to employment terms including severance payments as well as higher labour costs per person combined with additional personnel and officers being hired in the current period.

Regulatory expenses increased to $59,400 (2010 - $16,809) mainly due to the cost of annual fee of USD 40,000 paid to the NYSE-Amex stock exchange. Rent increased to $74,623 (2010 - $24,108) and due to additional expenses incurred in the Alaska office as well as increased rent expense in the Vancouver office due to the new office location in the current period. Travel expenses increased to $81,610 (2010 - $25,968) for additional travel to the Livengood project in Alaska.

Other expenses categories which reflected only moderate change period over period were administration expenses of $1,881 (2010 - $7,841), charitable donations of $7,642 (2010 - $21,934), depreciation expenses of $9,745 (2010 - $6,406), insurance expenses of $51,990 (2010 - $46,210), office and miscellaneous expenses of $56,896 (2010 - $37,748), property investigation expenses of $nil (2010 - $807) and telephone expenses of $2,328 (2010 - $11,172).

Other items amounted to a gain of $476,948 compared to a loss of $122,700 in the prior period. The gain in the current period resulted from an increase in interest income to $320,563 (2010 – $60,537) due to the Company having a stronger cash position. In the prior period there was a net expense of $400,594 related to legal and regulatory expense, off-set by property facilitation payments and interest from the earn-in of the Chisna spin-out property due to the Arrangement in the prior period compared to $nil in the current period. The changes in foreign exchange gain of $37,385 (2010 – $89,357) and the unrealized gain on held-for-trading investments of $119,000 (2010 - $128,000) are both the result of factors outside of the Company’s control.

Share-based Payment Charges

Share-based payment charges for the three months period ended August 31, 2011 of $5,777,367 (2010 - $3,063,947) were allocated as follows:

	Before allocation		After Allocation
	of share-based	Share-based	of share-based
2011 (IFRS)	payment charges	payment charges	payment charges

Consulting	$183,749	$1,461,677	$1,645,426
Investor relations	102,254	43,758	146,012
Professional fees	271,342	11,669	283,011
Wages and benefits	2,160,362	4,260,263	6,420,625

		$5,777,367

	Before allocation		After Allocation
	of share-based	Share-based	of share-based
2010 (IFRS)	payment charges	payment charges	payment charges

Consulting	$71,253	$1,010,894	$1,082,147
Investor relations	196,674	312,647	509,321
Professional fees	92,864	72,951	165,815
Wages and benefits	347,849	1,667,455	2,015,304

		$3,063,947

Supplemental Information:

Comparison to Prior Quarterly Periods

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

		May 31,	February 28,	November 30,
	August 31,	2011	2011	2010
	2011	(Canadian	(Canadian	(Canadian
Description	(IFRS)	GAAP)	GAAP)	GAAP)

Interest Income	$320,563	$317,865	$269,602	$27,142
Net loss – continuing operations	(8,364,241)	(1,603,186)	(1,363,198)	(2,152,456)
Net loss – discontinued operations	-	-	-	-
Net loss	(8,364,241)	(1,603,186)	(1,363,198)	(2,152,456)
Basic and diluted loss per common share	$(0.09)	$(0.01)	$(0.02)	$(0.03)

		May 31,	February 28,	November 30,
	August 31,	2010	2010	2009
	2010	(Canadian	(Canadian	(Canadian
Description	(IFRS)	GAAP)	GAAP)	GAAP)

Interest Income	$60,537	$29,643	$28,488	$32,077
Net loss – continuing operations	(4,094,290)	(7,762,533)	(3,373,101)	(2,507,666)
Net loss – discontinued operations	(934,157)	(2,153,063)	(531,654)	(679,950)
Net loss	(5,028,447)	(9,915,596)	(3,904,755)	(3,187,616)
Basic and diluted loss per common share from continuing operations	$(0.06)	$(0.16)	$(0.07)	$(0.05)

The previous discussion discusses the reasons for some of the variations in the quarterly numbers but, as with most junior mineral exploration companies, the results of operations (including interest income and net losses) are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn an interest, its working capital and how many shares it has outstanding. The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties (following the spin-out of its non-Livengood properties to Corvus, its only mineral property is the Livengood project), none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. The write-off of mineral properties can have a material effect on quarterly results as and when they occur (as, for example in the quarters ended November 30, 2009 and February 28, 2010). Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock option due to the resulting share based payment charges which can be significant when they arise. The payment of employee bonuses (which tend to be awarded in November/December), being once-yearly charges can also materially affect operating losses (as, for example, in the quarters ended February 28, 2010 and February 28, 2011). General operating costs other than the specific items noted above tend to be quite similar from period to period, although they will increase quarter over quarter as the 32 Company increases the number of employees as necessary to meet the requirements of its increased work at the Livengood project. The variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker warrants and options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study for the Livengood project.

As at August 31, 2011, the Company reported cash and cash equivalents of $94,408,327 compared to $111,165,126 at May 31, 2011. The decrease of approximately $17 million resulted from the expenditures on its Livengood project through the 2011 exploration season. The Company continues to utilize its cash resources to fund the Livengood project exploration, permitting and pre-feasibility data compilation and administrative requirements. During the three months period ended August 31, 2011, the Company had changes in its cash position as the net result of share issuances in financing activities totalling $229,950 (2010 - $4,184,301) for the period, being issuances to AngloGold on a private placement basis for gross proceeds of $nil (2010 - $2,183,116), plus the issuance of shares upon the exercise of incentive stock options and warrants for proceeds of $229,950 (2010 - $2,009,842). Share issuance costs for the foregoing totalled $nil (2010 - $8,657). Offsetting this were investing activities comprised primarily of exploration and evaluation assets expenditures of $14,616,215 (2010 - $7,229,710), purchase of property and equipment of $2,964 (2010 - $12,273) and general operating costs of $2,651,991 (2010 - $1,221,088) during the period.

As at August 31, 2011, the Company had working capital of $89,084,948 compared to working capital of $108,354,423 at May 31, 2011. The Company expects that it will operate at a loss for the foreseeable future, but believes the current cash and cash equivalents will be sufficient for it to complete the planned exploration programs and pre-feasibility/feasibility study activities at Livengood, and its currently anticipated general and administrative costs, for the next 13 months to December 2012. However, the Company will require significant additional financing to continue its operations (including general and administrative expenses) beyond that date, particularly in connection with any post feasibility study activities at Livengood and the development of any mine that may be determined to be built at Livengood, and there is no assurance that the Company will be able to obtain the additional financing required on acceptable terms, if at all. In addition, any significant delays in the issuance of required permits for the ongoing work at Livengood, or unexpected results in connection with the ongoing work, could result in the Company being required to raise additional funds to complete the feasibility study.

Despite the Company’s success to date in raising significant equity financing to fund its operations, there is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Colorado, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

There have not been any material changes to the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations as disclosed in its annual MD&A to May 31, 2011.

Transactions with Related Parties

During the three months ended August 31, 2011, the Company incurred the following related party expenditures. These figures do not include share-based payments.

Name	Relationship	Purpose of transaction	Amount

Anton Drescher	Director of the Company	Director’s fees	$6,000
Daniel Carriere	Director of the Company	Director’s fees	$6,000
Ronald Sheardown	Director of the Company	Director’s fees	$6,000
Steve Aaker	Director of the Company	Director’s fees	$6,000
Timothy Haddon	Director of the Company	Director’s fees	$6,000

James Komadina	Director and CEO of the Company	Wages & Benefits (including signing bonus)	$223,412
Jeff Pontius	Director and former CEO of the Company (resigned on June 1, 2011 )	Wages & Benefits (including severance pay)	$879,120
		Professional fees	$44,903
Carl Brechtel	President & COO of the Company (resigned on October 24, 2011 )	Wages & Benefits	$63,210
Lawrence Talbot	VP & General Counsel of the Company	Wages & Benefits	$12,500
Winslow Associates Management and Communications Inc.	Company controlled by the former CFO of the Company (resigned on September 7, 2011 )	Consulting (including severance pay)	$57,500
Marla Ritchie	Corporate Secretary	Consulting	$3,000
Shirley Zhou	VP Corporate Communications	Investor relations	$36,000
		Rent	$2,400
Lawrence W. Talbot Law Corporation	Company controlled by VP & General Counsel of the Company	Professional fees	$20,000
Cardero Resource Corp.	Company with common officers and directors	Administration	$1,881
Cardero Resource Corp.	Company with common officers and directors	Rent	$7,719

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). An officer of the Company is a director and shareholder of LWTLC.

These transactions with related parties have been valued in the condensed consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with and that have not been publicly disclosed, except that management of the Company, having been granted authority to do so by the board, is currently negotiating with a number of landowners to acquire additional ground in the vicinity of the Livengood project and believes that it will be successful in negotiating one or more of such acquisitions at prices acceptable to the Company. If this is the case, the Company will proceed with such acquisitions. However, to date, no agreements regarding any such acquisitions have been executed and there can be no certainty that any such agreements will be successfully concluded or executed.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates in the preparation of the Company’s consolidated financial statements include rates of depreciation and useful lives of property and equipment, impairment and recoverability of exploration and evaluation expenditures, amounts of provisions for environmental rehabilitation and restoration, accrual of liabilities, assumptions used to determine the fair value of share-based payments, allocation of administrative expenses to discontinued operations and the determination of the valuation allowance for deferred income tax assets. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Changes in Accounting Policies Including Initial Adoption

Please refer to Note 3 of the August 31, 2011 unaudited condensed consolidated interim financial statements for a comprehensive list of the accounting policies adopted upon transition to IFRS.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities, approximate their respective fair values due to their short-term maturity. Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at August 31, 2011 was $94,408,327 of which $15,145,757 was held in US dollars.

The Company’s accounts receivables and payables at August 31, 2011 were normal course business items that are settled on a regular basis. The Company’s investment in Millrock Resources Inc.

(‘Millrock”) and Ocean Park Ventures Corp. (“OPV”) were carried at quoted market value, and were classified as “fair value through profit and loss” for accounting purposes. The Company has no current plans to dispose of any significant portion of its investments in Millrock and OPV.

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of August 31, 2011.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended August 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data (At November 10, 2011)

Authorized and Issued capital stock:

Authorized	Issued	Value

500,000,000 common shares without par value	86,683,919	$215,865,086

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date

250,000	$ 7.95	January 12, 2012
2,635,000	$ 7.34	April 14, 2012
1,635,000	$ 6.57	August 19, 2012
265,000	$ 9.15	January 10, 2013
1,000,000	$ 8.35	May 9, 2016
950,000	$ 7.47	July 28, 2013
650,000	$ 8.07	August 23, 2016

7,115,000

Warrants Outstanding:

There were no share purchase warrants outstanding at the date of this MD&A.

International Financial Reporting Standards

The Company’s consolidated financial statements for the year ending May 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. The Company has adopted IFRS on June 1, 2011 with a transition date of June 1, 2010. Under IFRS 1, “First time adoption of International Financial Reporting Standards” (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit, and IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

a)	Share-based payment transactions

IFRS 1 allows that a first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 only to unvested stock options as at June 1, 2010, being the transition date.

IFRS 2 and Canadian GAAP are largely converged, with the exception of two main differences affecting the Company’s stock option grants. IFRS 2 does not allow straight-line amortization of share-based payments related to stock options granted with a graded vesting schedule. The attribution method is required which effectively splits the grant into separate units for valuation purposes based on the vesting schedule. Additionally, IFRS 2 requires the incorporation of an estimate of forfeiture rates. Under Canadian GAAP, the Company’s policy was to account for forfeitures as they occurred.

Impact on Consolidated Financial Statements

	May 31,	August 31,	June 1,
	2011	2010	2010

Contributed surplus	$(321,000)	$-	$-
Adjustment to deficit	$321,000	$-	$-
Adjustment to share-based payment charges	$321,000	$-	$-

b)	Business combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after June 1, 2010.

c)	Marketable securities

IAS 39 permits a financial asset to be designated on initial recognition as available-for-sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss. The Company has taken this election as at the transition date.

d)	Cumulative translation differences

IFRS 1 allows first-time adopter to elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such all cumulative translations amounts to June 1, 2010 have been included in the deficit.

Functional and presentation currency

The functional currency of the Company’s two significant subsidiaries, Tower Hill Alaska, Inc. and Tower Hill Mines (US) LLC, is the US dollar and for all other entities within the Company’s corporate group (“Group”), the functional currency is the Canadian dollar, as at the transition date of June 1, 2010. The consolidated financial statements are presented in Canadian Dollar (“CAD”) which is the Group’s presentation currency.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations and Comprehensive Loss.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that financial period end;
•

Income and expenses for each Statement of Operations and Comprehensive Loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

•	Equity transactions are translated using the exchange rate at the date of the transaction; and
•	All resulting exchange differences are recognized in other comprehensive income and reported as a separate component of equity.

On consolidation, exchange differences arising from the translation of functional to presentation are taken to Accumulative Other Comprehensive Income.

IAS 21 – “The effects of Changes in Foreign Exchange Rates” differs from the Canadian GAAP equivalent, applied by the Group until May 31, 2011. IAS 21 requires an entity to measure its assets, liabilities, revenue and expenses in its functional currency. It has been determined that as at the transition date of June 1, 2010, TH Alaska and TH US is US dollars (“USD”) and for all other entities within the Group, the functional currency is Canadian dollars. Prior to the adoption of IFRS, the functional currency of the Group was the CAD.

Under IAS 21, the assets and liabilities of the Group are translated from TH Alaska and TH US’ functional currency USD, to the presentation currency at the reporting date. The income and expenses are translated to the Group’s presentation currency, which is CAD at the dates of the transactions. Foreign currency differences are recognized directly in other comprehensive income within the foreign currency translation reserve.

Impact on Consolidated Financial Statements

	May 31,	August 31,	June 1,
	2011	2010	2010

Exploration and evaluation assets	$(9,066,545)	$(3,842,076)	$(2,349,207)
Long-term assets related to discontinued operations	$-	$-	$(572,982)
Accumulated other comprehensive income	$(6,767,665)	$(1,556,753)	$2,922,189
Adjustment to deficit	$(2,298,880)	$2,275,323	$-

e)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

f)	Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has applied IAS 27 prospectively.

g)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in the following Consolidated Statements of Financial Position and Consolidated Statements of Operations and Comprehensive Loss for the dates and periods noted below.

  Transitional Consolidated Statement of Financial Position Reconciliation – June 1, 2010
  Interim Consolidated Statement of Financial Position Reconciliation - August 31, 2010.
  Interim Consolidated Statement of Operations and Comprehensive Loss Reconciliation – August 31, 2010.
  Consolidated Statement of Financial Position Reconciliation – May 31, 2011.
  Consolidated Statement of Operations and Comprehensive Loss Reconciliation – May 31, 2011.

As there have been no adjustments to net cash flows, no reconciliation of the Statement of Cash Flows has been prepared.

Transition Consolidated Statement of Financial Position Reconciliation – June 1, 2010

		Effect of
	Canadian	Transition
	GAAP	to IFRS	Ref	IFRS

ASSETS

Current assets
Cash and cash equivalents	$43,460,324	$-		$43,460,324
Marketable securities	360,000	-		360,000
Accounts receivable	110,214	-		110,214
Prepaid expenses	274,246	-		274,246
Current assets related to discontinued operations	13,663	-		13,663

Total current assets	44,218,447	-		44,218,447

Property and equipment	80,040	-		80,040
Exploration and evaluations assets	41,849,485	(2,349,207)	d)	39,500,278
Long-term assets related to discontinued operations	12,245,690	(572,982)	d)	11,672,708

Total assets	$98,393,662	$(2,922,189)		$95,471,473

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$1,187,865	$-		$1,187,865
Current liabilities of discontinued operations	85,094	-		85,094

Total liabilities	1,272,959	-		1,272,959

Shareholders' equity (deficiency)

Share capital	124,277,370	-		124,277,370
Contributed surplus	14,240,223	-		14,240,223
Accumulated other comprehensive loss	-	-		-
Deficit	(41,396,890)	(2,922,189)	d)	(44,319,079)

Total shareholders’ equity (deficiency)	97,120,703	(2,922,189)		94,198,514

Total liabilities and shareholders’ equity (deficiency)	$98,393,662	$(2,922,189)		$95,471,473

Interim Consolidated Statement of Financial Position Reconciliation – August 31, 2010

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS

Current assets
Cash and cash equivalents	$35,485,177	$-		$35,485,177
Marketable securities	488,000	-		488,000
Accounts receivable	107,818	-		107,818
Due from related parties	38,018	-		38,018
Prepaid expenses	215,742	-		215,742
Current assets related to discontinued operations	-	-		-

Total current assets	36,334,755	-		36,334,755

Property and equipment	85,907	-		85,907
Exploration and evaluations assets	51,737,941	(3,842,076)	d)	47,895,865
Long-term assets related to discontinued operations	-	-		-

Total assets	$88,158,603	$(3,842,076)		$84,316,527

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$4,196,595	$-		$4,196,595
Current liabilities of discontinued operations	-	-		-

Total liabilities	4,196,595	-		4,196,595

Shareholders' equity (deficiency)
Share capital	102,814,442	-		102,814,442
Contributed surplus	15,873,242	-		15,873,242
Accumulated other comprehensive loss	-	(1,556,753)	d)	(1,556,753)
Deficit	(34,725,676)	(2,275,323)	d)	(37,000,999)

Total shareholders’ equity (deficiency)	83,962,008	(3,842,076)		80,119,932

Total liabilities and shareholders’ equity (deficiency)	$88,158,603	$(3,842,076)		$84,316,527

Interim Consolidated Statement of Operations and Comprehensive Loss Reconciliation – August 31, 2010

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

Expenses
Administration	$7,841	$-		$7,841
Charitable donations	21,934	-		21,934
Consulting fees	1,082,147	-		1,082,147
Depreciation	6,406	-		6,406
Insurance	46,210	-		46,210
Investor relations	509,321	-		509,321
Office and miscellaneous	37,748	-		37,748
Professional fees	165,815	-		165,815
Property investigations	807	-		807
Regulatory	16,809	-		16,809
Rent	24,108	-		24,108
Telephone	11,172	-		11,172
Travel	25,968	-		25,968
Wages and benefits	2,015,304	-		2,015,304

Loss before other items	(3,971,590)	-		(3,971,590)

Other items
Gain on foreign exchange	15,473	73,884	d)	89,357
Interest income	60,537	-		60,537
Income from mineral property earn-in	51,980	-		51,980
Spin-out cost	(452,574)	-		(452,574)
Unrealized gain on marketable securities	128,000	-		128,000

	(196,584)	73,884		(122,700)

Loss from continuing operations	(4,168,174)	73,884		(4,091,942)
Loss from discontinued operations	(934,157)	-		(934,157)

Net loss for the period	(5,102,331)	73,884		(5,028,447)

Other comprehensive loss
Cumulative translation adjustments – exploration and evaluation assets	-	(1,492,869)	d)	(1,492,869)
Cumulative translation adjustments – foreign subsidiaries	-	(73,884)	d)	(73,884)

Total other comprehensive loss	-	(1,566,753)		(1,566,753)

Comprehensive loss for the period	$(5,102,331)	$(1,492,869)		$(6,595,200)

Basic and fully diluted loss per share from continuing operations	$(0.06)	$-		$(0.06)
Basic and fully diluted loss per share from discontinued operations	$(0.01)	$-		$(0.01)

Weighted average number of shares outstanding	66,986,979	-		66,986,979

Consolidated Statement of Financial Position Reconciliation – May 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS

Current assets
Cash and cash equivalents	$111,165,126	$-		$111,165,126
Marketable securities	662,500	-		662,500
Accounts receivable	185,733	-		185,733
Prepaid expenses	378,492	-		378,492
Current assets related to discontinued operations	-	-		-

Total current assets	112,391,851	-		112,391,851

Property and equipment	143,571	-		143,571
Exploration and evaluations assets	80,169,668	(9,066,545)	d)	71,103,123
Long-term assets related to discontinued operations	-	-		-

Total assets	$192,705,090	$(9,066,545)		$183,638,545

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$4,037,428	$-		$4,037,428
Current liabilities of discontinued operations	-	-		-

Total liabilities	4,037,428	-		4,037,428

Shareholders' equity (deficiency)
Share capital	215,544,180	-		215,544,180
Contributed surplus	12,967,996	321,000	a)	13,288,996
Accumulated other comprehensive loss	-	(6,767,665)	d)	(6,767,665)
Deficit	(39,844,514)	(2,619,880)	a) d)	(42,464,394)

Total shareholders’ equity (deficiency)	188,667,662	(9,066,545)		179,601,117

Total liabilities and shareholders’ equity (deficiency)	$192,705,090	$(9,066,545)		$183,638,545

Consolidated Statement of Operations and Comprehensive Loss Reconciliation – May 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

Expenses
Administration	$31,544	$-		$31,544
Charitable donations	64,637	-		64,637
Consulting fees	1,570,146	-		1,570,146
Depreciation	42,375	-		42,375
Insurance	215,228	-		215,228
Investor relations	1,148,359	90,849	a)	1,239,208
Office and miscellaneous	281,840	-		281,840
Professional fees	667,405	(11,786)	a)	655,619
Property investigations	2,557	-		2,557
Regulatory	188,121	-		188,121
Rent	167,697	-		167,697
Telephone	49,688	-		49,688
Travel	210,192	-		210,192
Wages and benefits	5,263,652	241,937	a)	5,505,589

Loss before other items	(9,903,441)	(321,000)		(10,224,441)

Other items
Gain on foreign exchange	41,225	50,327	d)	91,552
Interest income	675,146	-		675,146
Income from mineral property earn-in	311,312	-		311,312
Spin-out cost	(593,754)	-		(593,754)
Unrealized gain on marketable securities	182,500	-		182,500

	616,429	50,327		666,756

Loss from continuing operations	(9,287,012)	(270,673)		(9,557,685)
Loss from discontinued operations	(934,157)	-		(934,157)

Net loss for the year	(10,221,169)	(270,673)		(10,491,842)

Other comprehensive loss
Cumulative translation adjustments – exploration and evaluation assets	-	(6,717,338)	d)	(6,717,338)
Cumulative translation adjustments – foreign subsidiaries	-	(50,327)	d)	(50,327)

Total other comprehensive loss	-	(6,767,665)		(6,767,665)

Comprehensive loss for the year	$(10,221,169)	$(7,038,338)		$(17,259,507)

Basic and fully diluted loss per share from continuing operations	$(0.12)	$-		$(0.12)
Basic and fully diluted loss per share from discontinued operations	$(0.01)	$-		$(0.01)

Weighted average number of shares outstanding	77,550,644	-		77,550,644

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.